Exhibit B.12: Tabular disclosure of contractual obligations

The following table provides the maturity profile of our liabilities based upon contractual repayment obligations, and excludes contractual cash flows related to derivative liabilities:

Contractual obligations

The following table provides the contractual maturity profile of our on-balance sheet liabilities at their carrying value:

	Less than	1 - 3	3 - 5	Over	No specified
$ millions, as at October 31, 2013	1 year	years	years	5 years	maturity	Total
Liabilities
Deposits (1)	$83,865	$55,994	$23,062	$14,468	$136,139	$313,528
Obligations related to securities sold short	13,327	—	—	—	—	13,327
Cash collateral on securities lent	2,099	—	—	—	—	2,099
Capital Trust securities	—	—	—	1,638	—	1,638
Obligations related to securities sold under repurchase agreements	4,887	—	—	—	—	4,887
Derivative instruments	3,580	4,484	3,318	8,342	—	19,724
Acceptances	9,721	—	—	—	—	9,721
Other liabilities	—	—	—	—	10,808	10,808
Subordinated indebtedness	271	—	32	3,925	—	4,228

	$117,750	$60,478	$26,412	$28,373	$146,947	$379,960

October 31, 2012 (2)	$120,726	$61,336	$27,073	$32,396	$134,816	$376,347

(1)	Comprises $125.0 billion (2012: $118.2 billion) of personal deposits of which $120.4 billion (2012: $113.6 billion) are in Canada and $4.6 billion (2012: $4.6 billion) in other countries; $182.9 billion (2012: $177.4 billion) of business and government deposits of which $149.0 billion (2012: $143.4 billion) are in Canada and $33.9 billion (2012: $34.0 billion) in other countries; and $5.6 billion (2012: $4.7 billion) of bank deposits of which $2.0 billion (2012: $1.5 billion) are in Canada and $3.6 billion ($3.2 billion) in other countries.
(2)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related arrangements:

	Less than	1 - 3	3 - 5	Over	No specified
$ millions, as at October 31, 2013	1 year	years	years	5 years	maturity (1)	Total
Securities lending (2)	$24,157	$—	$—	$—	$—	$24,157
Unutilized credit commitments	8,399	12,816	17,105	1,725	116,487	156,532
Backstop liquidity facilities	3,754	—	—	—	—	3,754
Standby and performance letters of credit	7,244	826	630	326	—	9,026
Documentary and commercial letters of credit	172	—	—	—	—	172
Underwriting commitments	486	—	—	—	—	486
Other	387	—	—	—	—	387

	$44,599	$13,642	$17,735	$2,051	$116,487	$194,514

October 31, 2012 (3)	$32,867	$10,988	$17,640	$1,480	$113,061	$176,036

(1)	Includes $94.7 billion (2012: $91.3 billion) of personal, home equity and credit card lines which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $2.1 billion (2012: $1.6 billion) for cash because it is reported on the consolidated balance sheet.
(3)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.

Other contractual obligations

The following table provides the contractual maturity of other contractual obligations:

	Less than	1 - 3	3 - 5	Over
$ millions, as at October 31, 2013	1 year	years	years	5 years	Total
Operating leases	$383	$690	$571	$1,269	$2,913
Purchase obligations (1)	656	773	491	330	2,250
Pension contributions (2)	222	—	—	—	222

	$1,261	$1,463	$1,062	$1,599	$5,385

October 31, 2012 (3)	$1,264	$1,518	$1,051	$1,646	$5,479

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum pension contributions, and expected benefit payments for post-retirement medical and dental plans, the long-term disability plan, and related medical and dental benefits for disabled employees. Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2014 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.
(3)	Certain amounts have been reclassified to conform to the presentation adopted in the current year.